FullPAC, Inc.

1206 Laskin Road, Suite 201-o

Virginia Beach, VA 23451

December 4, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FullPAC, Inc. (the “Company”) (CIK No. 0002076148)
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
Filed September 8, 2025, as amended on September 30, 2025, and November 24, 2025
File No. 024-12661

Ladies and Gentlemen:

On behalf of the Company, I hereby request qualification of the above referenced Offering Statement at 11:00 a.m. ET on December 8, 2025, or as soon as thereafter practicable.

The Company understands that the Securities and Exchange Commission will consider this request for qualification of the Offering Statement as confirmation of the fact that the Company is aware of its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Offering Statement.

Very truly yours,

FullPAC, Inc.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer